CHINA MOBILITY SOLUTIONS, INC.
#900 - 789 West Pender Street
Vancouver, B.C. Canada V6C 1H2

August 3, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Mobility Solutions, Inc.
Registration Statement on Form SB-2
Registration No. 333-128323

Dear Ladies and Gentlemen:

The undersigned, China Mobility Solutions, Inc., a Florida corporation (the “Registrant”), has filed a Registration Statement on Form SB-2 (No. 333-128323) (the “Registration Statement”) with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

The Registrant hereby acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that the effective date of the Registration Statement be accelerated to 10:00 AM on August 7, 2006 or as soon thereafter as is possible.

China Mobility Solutions, Inc.

By:                /s/ Angela Du

Angela Du, Chief Executive Officer